UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2022
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

September 15, 2022

METHANEX ANNOUNCES NEW PRESIDENT & CEO EFFECTIVE JANUARY 1, 2023

VANCOUVER, BRITISH COLUMBIA, September 15, 2022 (Globe Newswire) -- The Board of Directors (“Board”) of Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced today that John Floren will retire as President and CEO and from the Board as of December 31, 2022. The Board has appointed Rich Sumner as President & Chief Executive Officer and member of the Board of Directors, effective January 1, 2023. Mr. Sumner currently holds the position of Methanex’s Senior Vice President, Global Marketing & Logistics and has been with the company since 2004.

Doug Arnell, Chair of the Board of Methanex, said, “Following a comprehensive multi-year succession process, the Board is extremely pleased to appoint Rich Sumner as President & CEO of Methanex. Rich is a proven leader who brings a thoughtful forward-looking perspective with the strategic vision needed to lead Methanex into the future. Rich possesses a deep understanding of Methanex’s business and the methanol industry which will enable him and the Methanex team to build upon the company’s strong history, further advance its leadership position in the methanol industry and deliver meaningful long-term shareholder value.”

“On behalf of Methanex and our entire Board, I would like to thank John Floren for his strong and consistent leadership over the last 10 years as President & CEO. During John’s tenure, Methanex successfully expanded its global production footprint, increased its earnings power, delivered strong cash flows and meaningful shareholder returns. The Board is grateful for John’s contributions which have positioned the Company extremely well for the future”, said Mr. Arnell. Rich Summer commented, “I am excited by the opportunity to lead Methanex and to build on our existing strong foundation as the global leader in the methanol industry with an outstanding team and culture. I look forward to executing on Methanex’s strategy, maintaining a balanced approach to capital allocation and capitalizing on the opportunities we have ahead of us including methanol’s role in the transition to a low-carbon economy.”

John Floren said, “It has been an honour and privilege to serve as Methanex’s President & CEO for the past 10 years working with so many talented team members across the globe. Methanex continues to be the global methanol industry leader with a strong production footprint and unmatched global supply chain. Rich has an extensive understanding of Methanex’s business and our industry, and I look forward to supporting Rich as he leads Methanex into its next chapter.”

Rich Sumner Biography
Rich Summer is currently Methanex’s Senior Vice President, Global Marketing and Logistics. In this role Mr. Sumner oversees Methanex’s Marketing & Logistics functions, including the jointly owned shipping subsidiary, Waterfront Shipping, as well as Global Market Development. He also has executive oversight for Methanex’s North American manufacturing operations. Mr. Sumner is focused on strategies that enhance Methanex’s global leadership position as the world’s largest producer and supplier of methanol. Prior to his current role, Mr. Sumner held a variety of senior leadership roles in marketing and logistics, working in both North America and Asia, as well as leading the Supply Chain function. In addition, Mr. Sumner has a strong financial background and held several senior finance leadership positions at Methanex. Mr. Sumner holds a Bachelor of Business Administration from Simon Fraser University, and he is a Chartered Professional Accountant.

John Floren Biography
As Methanex's President & CEO, John Floren has been with Methanex since 2000 and appointed President & CEO in 2013. Under John’s leadership, Methanex increased its production, increased its earnings capability, delivered strong cash flows and maintained a balanced approach to capital allocation including returning approximately $2 billion to shareholders through share repurchases and the quarterly dividend.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".

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Inquiries:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 15, 2022	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary